«f80»

«f81»

«f82», «f83»

LENDER SERVICING AGREEMENT

Date: «f3»

Loan No.: «f2»

The Loan Servicing Agreement ("the Agreement") is dated «f29» and is between «f80», a real estate broker licensed by the State of California ("Broker") and the lender or lenders whose signatures appear below and in counterparts to this Agreement (together, the "Lender"). If the Loan is owned by multiple Lenders, the Lenders who own more than 50% of the loan are called the "Majority" in this Agreement. The parties agree as follows

1.0 Scope. Lender retains Broker as Lender's agent to employ commercially reasonable and prudent practices to collect all scheduled payments on the Loan identified above (the "Loan"), including the protection of the security for the Loan. Broker shall consult with and follow instructions from Lender on non-routine collection matters. If the Loan is owned by multiple Lenders (a "Multi-Lender Loan"), Broker shall consult with all Lenders but shall only follow instructions from the Majority.

2.0 Term and Termination. This Agreement shall begin when the escrow for the Loan closes or the date set forth above, whichever is later. It shall terminate when any of these events occur: (a) payment in full of the Loan and reconveyance of the deed(s) of trust securing the Loan; (b) 30 days' written by Broker to Lender and, unless Lender is in breach of this Agreement, the notice shall be accompanied by a written offer from another licensed and qualified real estate broker to service the Loan for Lender under the terms of this Agreement; or (c) unless paragraph 7.0 is checked, recordation of a trustee's deed following a foreclosure of the Loan. Prior to the effectiveness of any termination, Broker shall deliver to Lender all of Lender's funds, an appropriate accounting and all necessary documentation. At termination, Lender shall immediately reimburse Broker for any outstanding advances made pursuant to paragraph 4.0.

3.0 Specific Loan Servicing Functions. Broker shall: (a) issue payment coupons or monthly statements to the borrower directing Loan repayment to Broker, (b) issue annual income tax statements to the borrower and Lender; (c) collect Loan payments, deposit them by the next business day into Broker's trust account (payments will not be commingled with the assets of the servicing agent) and pay them to the Lender within 30 days of receipt (within 25 days if the Loan is a Multi-Lender Loan); (d) answer borrower inquiries, demands and requests; (e) grant appropriate payment deferrals, but not of the maturity of the Loan unless approved by Lender or the Majority in the case of a Multi-Lender Loan; (f) monitor the continued effectiveness and claims on any property insurance listed in the Loan escrow instructions; (g) request and receive notices of default on senior liens; (h) receive notices of property tax delinquencies; and, (i) initiate and direct non-judicial foreclosure of the Loan. (j) during any consecutive three month period if total servicing payments exceed $125,000.00 or the number of persons entitled to payments exceeds 120, the trust account will be inspected by a certified public accountant every three months as required by LAW; and, (k) prepare and sign full or partial reconveyances when appropriate. Broker shall promptly communicate to Lender any materially adverse information about collection of the Loan and the source of non-borrower Loan payments. Broker may produce a copy of this Agreement as evidence of its authority.

4.0 Protective Advances. Lender shall make such advances as approved by the Majority or, if Lender is the only owner of the Loan, such advances that are necessary and prudent to protect and to collect Lender's interest in the Loan. If the Loan is a Multi-Lender Loan, and Lender fails to make advances approved by the Majority, other owners of the Loan are authorized to advance the amount Lender failed to advance and to receive payment in full with interest at 10% per annum before any further payments to Lender and, if this box is checked __ the non-defaulting Loan owners shall also have the option, exercisable within 30 days after Lender's default, to purchase Lender's interest in the Loan at __% of what is owed to Lender, payable within 15 days after the election to purchase is made. Broker, in its absolute discretion, may advance its own funds to protect the security of Lender's Loan, including advances to cure senior liens, property insurance, foreclosure expenses, repair, advertising, litigation expenses and similar items, but not Loan payments. Broker shall be reimbursed such advances, with interest at the Loan rate, from the next Loan payment, or within 10 days after a written request to Lender. To secure Broker's advances, Lender hereby irrevocably assigns to Broker, to the extent of advances owed to Broker, the first Loan payments received after an advance is made.

5.0 Loan Documents. Broker shall retain custody as agent for Lender of the original note and deed of trust for the Loan, unless the Loan is a Multi-Lender Loan, in which case, the Loan owner with the largest percentage ownership shall hold these documents unless the Majority otherwise direct.

6.0 Compensation. For its services, Broker shall be paid: a servicing fee equal to ___% of the monthly scheduled principal Loan balance; all fees for beneficiary statements and demands; ___% of late charges; ___% of all prepayment penalties paid; and __ if this box is checked, see the attached schedule for charges. Broker's compensation is subject to change upon 30 days written notice to Lender; Lender may avoid changes by terminating this Agreement in writing within the 30-day period.

7.0 Real Estate Owned. __ If this box is checked, Broker is also Lender's agent to liquidate any real estate acquired by Lender in foreclosure of the Loan (the "Property"). Broker's pre-foreclosure servicing fee shall continue as if the Loan was unpaid. If Lender is the only Loan owner, Lender shall take title to the Property; if this Loan is a Multi-Lender Loan, Broker shall take title as trustee for the Lender (the deed shall reflect on its face the Lender name(s) and the Broker's role as trustee), unless the Majority or Broker otherwise direct. Broker shall: (a) arrange appropriate property insurance; (b) manage the Property, including arranging maintenance, tenant relations, repair and security; (c) arrange for the valuation and resale of the Property, including hiring a Realtor or Broker, at customary commission rates, to list, show and sell the Property; and (d) accept reasonable offers on the Property, at the price and terms approved by Lender (or the Majority on a Multi-Lender Loan) and execute all necessary and appropriate documentation to carry out the sale. Advances by Lender or Broker are subject to the terms of paragraph 4.0.

8.0 Arbitration. All disputes between the parties and/or the borrower, and their respective officers, directors, agents, employees and assignees, arising out this Agreement or relating to the Loan, including, the arranging and servicing of the Loan and any services in connection with Property acquired, shall be determined by binding arbitration under the applicable rules of the American Arbitration Association or Judicial Arbitration and Mediation Services, Inc. ("JAMS"), at the election of the party initiating arbitration. Judgment on the arbitrators' award may be entered in any court having jurisdiction. Lender acknowledges that by agreeing to arbitration, Lender is waiving Lender's right to have the dispute litigated in a court or jury trial, with rights of discovery, application of the rules of evidence and appeal.

Lender Vesting: «f38» «f39» «f363»«f459»«f460»

Lender Address: «f40» «f41»

Lender Percentage Ownership Of Loan: «f43»%

Send Payments to: ______________________________

Account/Loan Number: «f2»

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«f38»/Date

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«f39»/Date

BROKER «f80»

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«f449»/Date